

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

Alex Vanselow
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street
Melbourne, Victoria 3000
Australia

> **Re:**   **Form 20-F for the Fiscal Year Ended June 30, 2006**
> **Filed on September 25, 2006**
> **Response Letter Dated September 19, 2007**
> **File Nos. 001-09526 and 001-31714**

Dear Mr. Vanselow:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief